U.S. SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549


                      FORM 10-SB12G/A-2

                    GENERAL FORM FOR REGISTRATION OF
                  SECURITIES OF SMALL BUSINESS ISSUERS
    Under Section 12(b) Or 12(g) Of The Securities Act Of 1934



                           4ForGolf, Inc.
           ------------------------------------------------
            (Name of Small Business Issuer in Its Charter)

             Nevada                         88-0504530
     ----------------------      -----------------------------
 (State or Other Jurisdictions      (I.R.S. Employer Identifi-
 Incorporation or Organization)      cation Number


     202-1128 West Broadway
    Vancouver, B.C., Canada                  V6H 1G5
-----------------------------------         ---------
(Address of Principal Executive Offices)    (Zip Code)

                         (604) 739-2411
         -----------------------------------------------
         (Issuer's Telephone Number, Including Area Code)



Securities to be registered under Section 12(b) of the Act: None

Securities to be registered under Section 12(g) of the Act:

                Common Stock,  par value $.001
                -----------------------------
                        (Title of Class)

                          PART I

ITEM 1.       DESCRIPTION OF BUSINESS.

General
-------
4ForGolf, Inc. was incorporated in the State of Nevada on July 9, 2001 to engage in the business of operating an online golf tee-time reservation service, online golf PRO shop and a golfing resource website.

We are currently in the development stage and have not yet commenced operations or generated any revenues. At
September 30, 2002 and as of the date of the filing of this registration statement, our accumulated deficit since inception is $10,153. We have established the 4ForGolf.com website, which will offer on-line tee time bookings and golf pro shops to members 24 hours a day, 7 days a week, 365 days a year. Our website currently offers up-to-the-minute news from the golfing world, a monthly tips column written by a golf pro, a chat room for golfers, a message board where users can post ads for buying or selling used equipment, information on golf-related travel, information about various golf courses, weather reports, golf rules and regulations, information on professional golfers and associations, golf trivia and other golf-related information. We are in the process of building our contacts with golf courses to add real time tee time reservations to our services. Our principal objective is to attract a faithful following of golfers by providing fresh, dynamic content and interactivity, which will, in turn provide a captive audience for the purposes of advertising and sale of related products and services to generate additional revenues.

Available Information
---------------------
We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the Exchange
Act), and, accordingly, file periodic reports, including quarterly and annual reports and other information with the Securities and Exchange Commission(the Commission). Such reports and other information may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. In addition, the Commission maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Commission's website is http://www.sec.gov.

Business Strategies
-------------------
Our primary objective is to establish the 4ForGolf.com website as a trusted and reliable source for online golf information, resources and tee time reservations. Our business strategy incorporates the following key elements:

- Establish the 4ForGolf brand - Our vision is to create brand awareness so the North American golfing community will associate the 4ForGolf.com website with reliability and a high level of consistency. We intend to allocate marketing resources to enhance and build brand awareness through online and general advertising.

- Establish a golf resource information section on the website that will provide members with high quality, golf-related content. We intend to provide information on the history of golf, the rules of golf, various golf tour updates and scores, as well as an online golf shop where preferred golf merchandise can be purchased.

- Provide members with a user friendly website that will allow easy access to their golfing needs, including making online tee-time reservations. We intend to continue to develop useful tools that will enable our members to enjoy the convenience of obtaining golf-related information, as well as the opportunity to purchase premier golf merchandise. In addition, we are currently contacting golf courses throughout the world to establish and build our database for eventual online tee time reservations.

- Provide an e-mail based newsletter to keep our membership base well informed of new developments at 4ForGolf.com, as well as to increase the amount of new traffic and attract first time users to our website. Promotions associated with the e-mail newsletter may include special tee time offers, golfing events, golf pro shop discounts and new golf course information.

Website Development and Content
-------------------------------
We are currently developing our website www.4forgolf.com and are researching and gathering resources and information. The information we have gathered to date includes fitness, travel, golf course reviews, equipment reviews, golf-related humor, rules and regulations of the game, tour schedules, up-to-date news feeds, monthly tip column and various golf articles. The site has been redesigned and is currently in testing to include expanded subtopics under the existing topics, thereby allowing greater flexibility when choosing new content.

Currently, a Top Story is written each month by members of our Board of Directors.

News headlines are provided by moreover.com, an independent and unrelated third-party service which provides links to news articles.
We entered into an online agreement with Moreover Technologies to receive real-time news headlines at no cost to us as long as we agree not to sell the news headlines and/or service to others from our website. Pursuant to the terms of the electronically-accepted agreement, we must also provide a direct link to moreover.com on our website and credit them with providing the news content. We, in turn, agree to permit Moreover Technologies to display our website's name, logo and URL on Moreover Technologies' web site, in Moreover Technologies' marketing and reporting literature, profile application, and any other advertising they do.

We have entered into an online agreement with Bravenet Web Services, wherein Bravenet provides web-based polls at no cost to us, other than allowing their advertisers to place ads in those polls through Bravenet. The polls are displayed on our website as "voter" polls, allowing our users to vote on a certain golf-related issue or event and then "click" on the "view stats" link to see what the latest results are or link to one of the advertisers for more information on what they have to offer.

We have entered into an online agreement with TagBoard.com, an online hosting service for chat rooms. We have created a Chat Room on our website which links to the TagBoard.com website at no cost to us, other than allowing advertisers to place ads on our Chat Room link through TagBoard.com.

We have also entered into an online agreement with Arborwood
Forums Service, which provides use of a message board for our users to swap information, post classified and communicate with each other outside the Chat Room.

A Monthly Tip Column is written by Adam Schwartz, an unrelated third party and retired CPGA Golf Pro, with whom we have a non-exclusive verbal agreement. The column is delivered via email to us and we currently pay Mr. Schwartz $100 per month for this advice. In addition, we are in negotiations with Mr. Schwartz regarding his participation in a chat room. We hope to engage his services as a moderator at least once a week at a specified time to answer questions and expand on the tips he writes about in his column. The chat room is intended to be a gathering spot for golf enthusiasts. If we find that the traffic is heavy through the chat room, then we will explore the possibility of engaging additional moderators in the future.

The remainder of our content is generic information that has been compiled by our officers and directors through books, magazines, journals, websites conversations, television and other media sources.

We are also currently negotiating with third-party providers of golf-related content and may purchase information in the future, if and when funds are available to do so.

Online Tee-Time Reservations
----------------------------
We conducted a preliminary golf course subscription drive via a direct mailing campaign that contacted approximately 200 golf courses in North America to determine the interest level for our proposed tee-time reservation system for online booking referrals. Due to a much lower than anticipated response from the campaign, we have decided to utilize a third-party to facilitate the reservation services offered on our website. We have recently contacted two companies, Teeetime.com and Book4golf, Inc. regarding either developing a link to their tee-time booking engine or the inclusion of their tee-time booking engine within our website.
In addition, other online tee-time booking services may also be reviewed. We anticipate finalizing negotiations and entering into an agreement with one of the services sometime in the first quarter of 2003.

Marketing
---------
Our primary marketing objectives will focus on increasing the number of visitors to our website by banner advertising, offering discounts on golf-related products and by improving the content of the golf-related information on our website.

Management believes that click-through banner advertising has been an accepted means to drive traffic and create awareness within the Internet network for several years. We feel that in order to generate revenues and create awareness of our website and offerings, we must allocate our marketing resources to the mass Internet audience and believe that banner advertising will be a cost effective means of creating that awareness.

To date, we have located several banner ad swap companies who facilitate the placement of our banner ads in exchange for displaying other banner ads from their client companies on our website. We have entered into an online agreement with Commission Junction, Inc., an unrelated third party, to include our banner ads in their general rotation list for distribution to their affiliate websites. The company publishing the banner ad
(the Advertiser) is responsible for payment to the website publisher (the Publisher) of the host site for any clicks made by a visitor to the Advertiser's website as a result of the banner ad placement. The terms of the agreement specify that Advertiser's establish their own payout rates for the visits, which vary by Advertiser and site.
We have not yet established a payout rate and our banner ads have not yet been placed on any sites. We are currently researching what the standard payout rates are in order to establish a comparable rate for Advertisers on our site. We were able to obtain this service as a swap at no cost because we host Commission Junction's banner ads free of payouts on our website. The Commission Junction Agreement includes a list of Advertisers with whom we can link to provide further content and services to our users. Following are the Advertisers with whom we have linked: e-Bay, HotelDiscounts.com, golfcard.com, Calloway Pre-Owned, nutrisystem.com, e-Hairloss, Name It Golf, Inc. and pinemeadowsgolf.com. Each of these links are potential revenue sources, the details of which are discussed in the Revenue Sources section below.

We are also researching the possibility of entering into agreements with other banner ad swap companies in an effort to place our banner ads on several websites at no cost to us.

As funds become available, we also intend to pursue general advertising through conventional marketing and advertising channels, such as advertising in golf related magazines, publications, journals and catalogs and by attending and participating in golf tournaments and exhibits.

Revenue Sources
---------------
We expect to derive revenues from commissions paid by third-party e-retailers when our users purchase their golf-related products from the links on our website. Following is a list of vendors we have entered into verbal or online agreements with to date, as well as the commission structure paid by each for referral business:

-	Vstore - 2%-15% of gross sale, depending on item
-	Name It Golf, Inc. - 6% on sales of personalized golf
      balls from our website
-	CallawayGolfPreowned.com - 5% on sales of used and
      trade-in golf equipment from our website
-	Golfcard.com - $25 for each sale of a golf discount card
      valid at over 3500 golf courses and resorts
-	E-hairloss.com - 25% for the purchase of their Pro-Genesis
      Hair Enhancement System
-	Nutrisystem - 15% for purchase of all weigh loss products
      they sell
-	Hoteldiscounts.com pays the leading hotel provider on
      the net offering discounts of up to 70% off hotels in major cities worldwide at the lowest guaranteed rates.
      We will receive 5% from any business referred to them via their link on our website.
- eBay - $4.00 for each registered user who links to eBay from our website.
-     pinemeadowsgolf.com -10% of any sales


None of the agreements with these vendors is exclusive and none have any set time of expiration or termination.

We also expect to derive revenues from the sale of banner advertising on our website and from tee-time bookings. The two tee-time reservation services we have contacted to date, pay the following commissions:

- Teetime.com pays $1.00 per player for each tee time booked and completed, as well as $4.00 per play for any golf vacation, outing or tournament booked and completed. Payments are made on a quarterly basis for amount due in excess of $100. Balances of less than $100 per quarter are credited towards the next calendar quarterly payment.

- Book4golf pays a referral fee equal to 5% of the net fees earned by Book4golf from the reservation. The referral fees are pay by Book4golf within 30 days after any month in which such fees exceed $100, but not less than once every three months, regardless of the amount.

Commissions are generated from all tee-time bookings, as well as equipment rental and any other purchases made by users of our website through that service.

We have also registered online with Fastclick, an unrelated third party and free service, which also provides pay-per-click revenues from a banner-ad rotation system. Fastclick pays rates up to 65% of the revenue they receive from sales generated from the click-through process to one of their affiliate sites, paid monthly when commissions reach a minimum of $50.

The majority of revenues are expected to come from commissions from online sales, as well as banner ads, with some revenues being derived from commission from online tee-time bookings; however, until we have fully implemented our business plans and services, we cannot determine the exact revenue stream. We project revenues from online e-tail sales and banner ads will be approximately 40-50% each and revenues from online tee-time bookings will be approximately 10% of our total revenues.

Competition
-----------
A large number of Internet companies compete for users, advertisers and other sources of online revenue. There are a number of companies that currently offer some form of golf reservation system, as well as golf-related products, services and information. We believe some of our key competitors in the Internet tee time market are Vision LLC, EZ Links Golf Inc., The Golfer, LinkTime.Com, Netcaddy, as well as many golf content and product websites.

In order to be competitive, we must have the ability to respond promptly and efficiently to the ever-changing marketplace. We must establish our brand name as a reliable and constant source for online tee time reservations, information source and golf-related products within the North American golfing community. Any significant increase in online competitors or competitors with better, more efficient products and services could make it more difficult for us to gain market share or establish and generate revenues; however, we believe we can successfully compete in the market by establishing timely and reliable service for our members and by offering preferred and premier golf products from well known, established brand name golf-related companies. Since we have not yet fully implemented our proposed business operations, we do not yet have a ranking in the industry. Once we have commenced full operations, we intend to continually upgrade our website; improve our content; and make our website visually appealing to our users in an effort to attract new users and improve our ranking in the industry.

Government Regulations
----------------------
There are an increasing number of laws and regulations pertaining to the Internet being proposed. Laws or regulations may be adopted with respect to the Internet relating to liability for information retrieved from or transmitted over the Internet, online content regulation, user privacy, taxation, and quality of products and services. Moreover, it may take years to determine whether and how existing laws, such as those governing issues related to intellectual property ownership and infringement, privacy, libel, copyright, trademark, trade secret, obscenity, personal privacy, taxation, regulation of professional services, regulation of medical devices and the regulation of the sale of other specified goods and services apply to the Internet and Internet advertising. We fully intend to comply with any new legislation or regulation which may apply to our business operations, however, any unanticipated application or interpretation of existing laws, may decrease the growth in the use of the Internet, which could in turn decrease the demand for our services, increase our cost of doing business, or otherwise have a material adverse effect on our business operations, results of operations and financial condition.

Several federal and state statutes prohibit the transmission of indecent, obscene or offensive content over the Internet to certain persons. The enforcement of these statutes and initiatives, and any future enforcement activities, statutes and initiatives, may result in limitations on the type of content and advertisements available on our website. Legislation regulating online content could slow the growth in use of the Internet generally and decrease the acceptance of the Internet as an advertising and e-commerce medium, which could have a material adverse effect on our ability to generate revenues.

E-commerce is fairly new and rapidly changing and worldwide regulation relating to the Internet and e-commerce is still evolving. Currently, there are few laws or regulations directly applicable to e-commerce on the Internet. Due to the increasing popularity of the Internet, it is possible that laws and regulations may be enacted with respect to the Internet covering issues such as user privacy, pricing, taxation, content and quality of products and services. The adoption of such laws or regulations could reduce the rate of growth of the Internet, which could potentially decrease use of our website, or could otherwise have a material adverse effect on our business.

Employees
---------
At the present time, we currently have no employees other than our officers and directors. We intend to add staff as needed, as we expand our business operations.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF
OPERATION
--------------------------------------------------------
Plan of Operation
-----------------
 We expect our current cash in the bank of $64,347 to satisfy our cash requirements for business operations for at least the next
12 months without having to raise additional funds or seek bank loans. Our auditors, however, expressed the opinion on December 31, 2001 that, unless we realize a substantial infusion of cash, either through revenues or sales of our equity securities, it is doubtful we can sustain our business as a going concern.

The majority of the research and development of our business plans, consisting of the following activities, has been done by our President (who was previously our Secretary/Treasurer) since inception, at no cost to us:

-      Obtained domain name 4forgolf.com
-      Entered into web hosting agreement with addr.com
-      Attended golf and travel exhibitions
-      Recruited Adam Schwartz for monthly tip column
- Entered into agreement with vstore to host our online store which will carry golf related products.
- Visited, played and discussed possibility of using our proposed online tee-time reservation system or providing golf-related products for sale on our website with approximately 25 golf courses
- Contacted moreover.com regarding providing news feed content for our website
- Contacted golfserv/sigenserv partners@sirenserv.com regarding integrating portions of content from their service

- Contacted lefthandedgolf.com, timeandweather.com, iSyndicate, Inc., Global Health and Fitness, World Wide Information Outlet, Copley News Service, Travelago and several other golf-related vendors regarding content for our website
-      Submitted our website to all search engines
- Composed and sent letters to over 200 golf courses in the US and Canada to determine interest in subscription service for our proposed online tee-time reservation service
- Consulted with website programmers regarding scripting for our website
- Contacted several companies regarding advertising banner swaps

In addition, Allan Wasel, an officer and director, has performed online research, attended golf trade shows and visited/reviewed numerous golf courses and resorts for inclusion at a later date on the website as golf course reviews. Allan Wasel's work has been done since the inception of the company. Ciff Pipke, our previous President, performed research online, from golf trade shows, discussions with golf courses and from golf magazines as a basis for development of the website and concept.

There were no costs incurred from other parties during the past year for research and development.

Following is our projected timetable and the benchmark dates for each milestone for the next 12 months to accomplish full implementation of our plan of operation:


- January - February 2003: Continue Research and make final selection and implementation of online tee-time booking service to use; develop link or other method of using the service. Market and place banner ads on golf-related websites.

- January - December 2003: Continue marketing and researching for affordable banner ad placements and continue to seek and improve online content for users based on user feedback and market trends.

- March - December 2003: Attend golf-related trade shows, golf tournaments and forums when cash flow allows to learn and keep up with the current trends in the golf industry.

We are still in a start-up (development) stage and have not engaged in any significant business operations to date. We have not yet had any earnings and faces all the risks inherent to a new business. There is no guarantee that we will be successful in overcoming any unanticipated risks in order to advance beyond our initial start-up phase or that our business activities will be successful or profitable.

One of the primary material risks to the achievement of our business plan for the next twelve months is security on the Internet. Security has always been a concern to companies that conduct business via the Web; however, with money now exchanging hands in Internet transactions, it is of even greater concern. The potential for viruses, which can virtually destroy a system is a distinct possibility and hackers now have the potential technology to wreak havoc on any business operation. Unsecured transactions on the Internet are subject to inspection by just about anyone who knows how to access the information regarding them. As credit card or checking account numbers are being exchanged, the window of opportunity for theft is wide open. We will attempt to obtain the highest security measures for our web site and will attempt to use only the most reputable services and e-tailers; however, there can be no assurance that we will not fall prey to any of the aforementioned potential disasters, which could seriously disrupt or impair our business plans.

One of our fundamental business objectives will be to establish a trusted and reliable source for online golf-related content, services and shopping. As with any form of consumer-oriented media, we will have to provide interactive tools and other features that consumers demand in order to continue to attract and retain an audience of users. We expect that competitive factors will create a continuing need for us to retain, improve and add to our website content and offerings. The addition of new features may also require that we continue to improve the technology underlying our website. These requirements may be significant, and we may fail to execute on them in a timely and efficient manner, which could result in loss of users and possible revenues.

In order to establish and expand an audience of users and increase online traffic to our website, we must establish, maintain and strengthen our 4forGolf brand name. In order to be successful in establishing a brand, consumers must perceive our website as a trusted, reliable, informative and easy to use service, and advertisers must perceive it as an effective marketing and sales channel for their products and services. Our business operations could be materially adversely affected if our marketing efforts are not productive or if we are unsuccessful in establishing our brand name and attracting users.

Our Management believes that its current plan of operation is reasonably capable of generating revenues sufficient to remove the current threat to the continuation of our business beyond the next 12 months.

We hope to start generating revenues immediately, however, we expect it may take some time for revenues to build. We plan to continually market our website through search engines and other low or no cost methods of marketing until such time as we generate revenues sufficient to pay for other advertising. Our current budget is based on 12 months of operation and assumes no revenues for the first 12 months.

During the next 12 months, we intend to spend approximately
$15,000 on research and development. Research and development activities will consist of the acquisition of original content from third-party sources, as well as the possible acquisition of new golf-related software applications that will be useful to our users. In our continuing research efforts, we will be reviewing software applications developed by third parties and, if we feel our users would derive a benefit from a program, we will be researching the possibility of acquiring the software. At this time, however, no specific software program has been found or targeted for acquisition.
 The funds spent on research and development will be paid to third parties for the content and any programming and/or software development that needs to be outsourced to third-party programmers or software developers. Until we generate revenues and become profitable, our officers and directors will continue to contribute their content and services at no charge to us.

We do not intend to purchase any significant property or equipment during the next 12 months.

Results of Operations
---------------------
For the period from inception to December 31, 2001 and the nine months ended September 30, 2002, we had no revenues and incurred net operating losses of $3,637 and $6,516, respectively, consisting of general and administrative expenses, and legal and professional fees incurred in connection with the filing of our initial public offering documents in the State of Nevada. Net cash provided by financing activities was $5,000 for the period from inception to the year ended December 31, 2001 and $65,000 for the nine months ended September 30, 2002.
Our ability to continue as a going concern is dependent upon our ability to generate revenues or raise funds through the sale of equity securities. As of the date of the filing of this registration statement, we have not entered into any preliminary or definitive agreements for the sale of our equity securities.

ITEM 3.   DESCRIPTION OF PROPERTY
---------------------------------
We currently lease shared office facilities at 202-1128 West Broadway, Vancouver, B.C., Canada V6H 1G4 from an unrelated third party on a month-to-month verbal rental agreement for approximately $80 US per month. The facilities include answering services, fax services, reception area and shared office and boardroom meeting facilities.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT
------------------------------------------------------------
The following table sets forth certain information regarding Common Stock beneficially owned as of the date of the filing of this registration statement, for (i) each shareholder known by us to be the beneficial owner of five (5%) percent or more of our issued and outstanding Common Stock, (ii) each of our executive officers and directors, and (iii) all executive officers and directors as a group. As of the date of the filing of this registration statement, there were 2,300,000 shares of our Common Stock issued and outstanding.

Name and Address        Amount and Nature of
of Beneficial              Beneficial            Percent of
Owner (1)                 Ownership (2)            Class
----------------        --------------------     ----------
David Knapfel               400,000                 17%
202-1128 W. Broadway
Vancouver, BC Canada V6H 1G5

Allan Wasel                 400,000                 17%
3202-1201 Marinaside Cres
Vancouver, BC Canada V6Z 2V2

Dayna Wosk-Pipke            200,000                  9%
143 S. Grosvenor Ave.
Burnaby, BC Canada V5B 3N7
----------------------------
All Executive Officers and
Directors as a group
(3 persons)               1,000,000                 43%

(1) The persons named above, who are the only officers, directors and principal shareholders, may be deemed to be parents and promoters, within the meaning of such terms under the Securities Act of 1933, by virtue of their direct securities holdings. These persons are the only promoters.

(2) In general, a person is considered a beneficial owner of a security if that person has or shares the power to vote or direct the voting of such security, or the power to dispose of such security. A person is also considered to be a beneficial owner of any securities of which the person has the right to acquire beneficial ownership within (60) days.

(3) There are no warrants, rights, conversion privileges or other similar rights which the listed beneficial owners may acquire.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND
SIGNIFICANT EMPLOYEES
----------------------------------------------------
The following table sets forth the names, positions and ages of the executive officers and directors. Directors are elected at the annual meeting of stockholders and serve for one year or until their successors are elected and qualify. Officers are elected by the Board of Directors and their terms of office are, except to the extent governed by employment contract, at the discretion of the Board.

Name                        Age     Position(s)
----                        ---     -----------
David Knapfel     	    30	    President, CEO and
                                    Chairman of the
                                    Board of Directors

                                  13


Dayna Wosk-Pipke            29      Vice-President and
                                    Director

Allan Wasel                 36      Secretary, Treasurer, CFO and
                                    Director

Background of Officers and Directors
------------------------------------
David Knapfel has been the President, CEO and Chairman of the Board of Directors of our company since July 1, 2002. From
August 2001 to the present, Mr. Knapfel has been the owner of Touchwood Co., Ltd., a retailer and wholesaler dealing in the restoration and exportation of SE Asian antique furniture located in Bangkok, Thailand. From April 1999 to August 2001, he was the owner of Dogma.com Co., Ltd., a company specializing in print and internet graphic design. From April 1997 to April 1999, he worked as a freelance print and Internet graphic designer. He attended the British Columbia Institute of Technology and graduated with a Diploma in Technology, Building Economics &
Design in April 1997. Mr. Knapfel currently devotes full-time to our business.

Dayna Wosk-Pipke has been the Vice-President and a Director of our company since inception. From 1994 to the present, Mrs. Wosk-Pipke has been employed by the Pan Pacific Hotel in Vancouver, B.C., Canada, in the food and beverage department. From 1993-1994, she managed an Esprit retail-clothing store in Vancouver, overseeing day-to-day operations. She attended Langara College in Vancouver from 1991-1993. Mrs. Wosk-Pipke devotes approximately 2 hours per week to our business.

Allan Wasel has been the Secretary, Treasurer, CFO and a Director of our company since inception. Mr. Wasel has worked in the Real Estate Industry in Canada since the early 1990's, with sales exceeding the 50 million dollar range. From the early 1990's to April 2001, he was a real estate agent with Sutton Group Locarno, a realty company in Vancouver, B.C., Canada and from April 2001 to the present he has been a real estate agent for Amex Realty in Vancouver, B.C., Canada. Mr. Wasel graduated from The University of
British Columbia in 1998 with a Bachelor of Arts Degree in Psychology with elective concentration on Financial accounting and marketing. He also currently holds his Agent 9:15 real estate license from the Province of British Columbia. Mr.
Wasel devotes approximately 5 hours per week to our business.

Cliff Pipke, the husband of Dayna Wosk-Pipke, was our President, CEO and Chairman of the Board of Directors until July 1, 2002, when he resigned to pursue other opportunities. Mr. Pipke has been a self-employed independent financial advisor in Vancouver, B.C., Canada since 1998. From 1994 to 1998, he was a financial security advisor with Lond Life in Vancouver,

B.C., Canada. Mr. Pipke holds a Level II Life Insurance License, as well as a current Mutual Funds License. He is currently enrolled in and devoting his time to a Certified Financial Planner Program in Vancouver, B.C., Canada. Upon resignation, Mr. Pipke transferred all right, title and interest in and to his shares in the company to David Knapfel, our President.

ITEM 6.  EXECUTIVE COMPENSATION
-------------------------------
The officers and directors do not presently receive a salary for their services and there are currently no plans to implement any such compensation. They are, however, reimbursed for any out-of-pocket expenses incurred on our behalf.
Therefore, no summary compensation tables are included herein.
There has been no accrued or earned compensation since inception which remains unpaid.

Employment Agreements
---------------------
The officers and directors are not currently party to any employment agreements. We presently have no pension, health, annuity, insurance, stock options, profit sharing or similar benefit plans; however, it may adopt such plans in the future. There are presently no personal benefits available to directors, officers or employees.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
-------------------------------------------------------
On July 30, 2001, a total of 1,000,000 shares of restricted Common Stock was issued to Cliff Pipke, Allan Wasel and Dayna Wosk-Pipke, our officers and directors in exchange for the following consideration:

Name                  Consideration               No. of Shares
-------------------   ------------------------    -------------
Cliff Pipke           Original business plans,        400,000
                      research and $2,000 cash

Dayna Wosk-Pipke      Original business plans,
                      and $1,000 cash                 200,000

Allan Wasel           Research and administrative     400,000
                      services since inception,
                      plus $2,000 cash

David Knapfel         Services since July 1, 2002,    400,000
                      research and development of
                      website, as well as website
                      programming; purchased
                      400,00 shares from Cliff
                      Pipke, former officer and
                      director, for $2000 cash

Upon his resignation on July 1, 2002, Cliff Pipke, our former President, CEO and Chairman of the Board, transferred all of his right, title and interest in and to his shares to David Knapfel, our current President, CEO and Chairman of the Board of Directors.

Following is a list of related parties who purchased shares in our public offering in the State of Nevada:


Name of          Relationship      Nature of       Number of
Shareholder      to the Issuer(1)   Interest      Shares Owned
-------------------------------------------------------------
Joel Wasel       Brother of
                 Alan Wasel         Direct         10,000

Annette Wasel    Mother of
                 Alan Wasel         Direct         10,000

Jamie Wosk       Sister of
                 Dayna-Wosk Pipke   Direct         10,000

David Wosk       Father of
                 Dayna-Wosk Pipke   Direct         50,000

Betty Pipke      Mother-in-Law of
                 Dayna-Wosk Pipke   Direct         40,000

Joan Knapfel     Mother of
                 David Knapfel      Direct         50,000

Rosalia McLellan Sister of
                 David Knapfel      Direct         50,000

Chris McLellan   Brother-in-Law     Direct         50,000
                 of David Knapfel

(1) Alan Wasel, Dayna-Wosk Pipke and David Knapfel are the officers, directors and principal shareholders of our company.

We do not currently have any related transactions and have not yet formulated a policy for the resolution of any conflicts, should they arise.

ITEM 8. DESCRIPTION OF SECURITIES
---------------------------------
As of the date of the filing of this registration statement, there were 2,300,000 shares of Common Stock issued and outstanding.

Common Stock
------------
The authorized capital stock consists of 100,000,000 shares of Common Stock, par value $.001 per share. The holders of Common Stock (i) have equal ratable rights to dividends from funds legally available therefor, when, as and if declared by the Board of Directors; (ii) are entitled to share ratably in all of the assets for distribution to holders of Common Stock upon liquidation, dissolution or winding up of our business affairs;
(iii) do not have preemptive, subscription or conversion rights, and there are no redemption or sinking fund provisions or rights applicable thereto; and (iv) are entitled to one non-cumulative vote per share on all matters on which stockholders may vote. All shares of Common Stock now outstanding are fully paid for and non-assessable. Reference is made to our Articles of Incorporation, By-Laws and the applicable statutes of the State of Nevada for a more complete description of the rights and liabilities of holders of our securities. There are no provisions in our Articles of Incorporation or Bylaws that would delay, defer or prevent a change in control of our company.

Non-cumulative Voting
---------------------
The holders of shares of Common Stock do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in such event, the holders of the remaining shares will not be able to elect directors.

Cash Dividends
--------------
As of the date of this registration statement, we have not paid any cash dividends to stockholders. The declaration of any future cash dividend will be at the discretion of the Board of Directors and will depend upon the earnings, if any, capital requirements and our financial position, general economic conditions, and other pertinent conditions. It is our present intention not to pay any cash dividends in the foreseeable future, but rather to reinvest earnings, if any, into the business.

Reports
-------
We will furnish audited annual financial reports to stockholders, certified by our independent accountants, and will furnish unaudited quarterly financial reports, reviewed by our independent accountants.

Stock Transfer Agent
--------------------
Our stock transfer agent is Signature Stock Transfer of Dallas, Texas, an independent stock transfer agency.

                           PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON COMMON EQUITY AND OTHER STOCKHOLDER MATTERS
-----------------------------------------------------------
At July 11, 2002 and as of the date of the filing of this registration statement, there were 35 shareholders of record, holding a total of 2,300,000 shares of our Common Stock. The Common Stock is currently listed for trading in the pink sheets under the symbol, FFGF; however, trading has not yet commenced.

A total of 1,000,000 shares our held by our officers and directors, all of which are restricted securities, as that term is defined in Rule 144 of the Rules and Regulations of the Securities and Exchange Commission, promulgated under the Act. Under Rule 144, such shares can be publicly sold, subject to volume restrictions and certain restrictions on the manner of sale, commencing one year after their acquisition. A total of 2,300,000 of the issued and outstanding shares were sold in a public offering registered in the State of Nevada, pursuant to an exemption provided by Regulation D, Rule 504, and are unrestricted securities and may be publicly sold at any time, without restriction.

ITEM 2. LEGAL PROCEEDINGS
-------------------------
To the best of management's knowledge, there are no material legal proceedings filed or threatened against us.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
-----------------------------------------------------
De Visser Gray, Chartered Accountants, have been our only auditors since inception and there have been no disagreements between us and De Visser Gray.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES
-----------------------------------------------
On July 30, 2001, a total of 1,000,000 shares of Common Stock were issued to our officers and directors in exchange for proprietary rights, business plans and cash in the amount of $5,000 U.S., or $.005 per share. All of such shares are restricted securities, as that term is defined by the Securities Act of 1933, as amended, and are held by officers and directors of the Company. This transaction was conducted in reliance upon an exemption from registration provided under
Section 4(2) of the Securities Act of 1933, based upon the fact that the sales were made by the Issuer in transactions not involving any public offering.

In July, 2002, a total of 1,300,000 shares of Common
Stock were issued to 32 investors in exchange for $65,000 U.S., pursuant to an offering conducted under an exemption provided by Rule 504 of Regulation D, promulgated under the Securities

Act of 1933, as amended. The offering was registered for sale with the Nevada Secretary of State Securities Division on December 4, 2001. The shares were all sold to unaccredited investors who were friends, family members, acquaintances and/or business associates of the Company's officers, directors and registered sales agent. All subscribers were provided a copy of the final offering memorandum disclosure document, filed and approved by the Nevada Securities Division, prior to investing in the offering.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS
-------------------------------------------------
Pursuant to Article XII of our Articles of Incorporation and Article 5 of our By-Laws, we may indemnify an officer or director who is made a party to any proceeding, including a lawsuit, because of his position, if he acted in good faith and in a manner he reasonably believed to be in our best interest. In certain cases, we may advance expenses incurred in defending any such proceeding. To the extent that the officer or director is successful on the merits in any such proceeding as to which such person is to be indemnified, we must indemnify him/her against all expenses incurred, including attorney's fees. With respect to a derivative action, indemnity may be made only for expenses actually and reasonably incurred in defending the proceeding, and if the officer or director is judged liable, only by a court order. The indemnification is intended to be to the fullest extent permitted by the laws of the State of Nevada.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors or officers pursuant to the foregoing provisions, we are informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy, as expressed in said Act and is, therefore, unenforceable.

                        PART F/S
                        --------
Following are the financial statements for the year ended December 31, 2001 and the nine months ended September 30, 2002, audited and reviewed, respectively by De Visser Gray, our Independent Chartered Accountants.

                   4FORGOLF, INC.
             (A Development Stage Company)





                 FINANCIAL STATEMENTS
             (Expressed in U.S. Dollars)




  For the Nine-Month period Ended September 30, 2002
                    (unaudited)

                        and

  For the Period From Incorporaiton on July 9, 2001

                        to

                December 31, 2001
                    (audited)

D E  V I S S E R  G R A Y
CHARTERED ACCOUNTANTS
401 - 905 West Pender Street               Tel: (604) 687-5447
Vancouver, BC Canada V6C 1L6               Fax: (604) 687-6737






INDEPENDENT ACCOUNTANTS' REPORT

To the Stockholders of 4ForGolf, Inc.

We have reviewed the balance sheet and statements of stockholders' equity of 4ForGolf, Inc. as at September 30, 2002 and the statements of operations, deficit and comprehensive loss, and cash flows for the nine-month period ended September 30, 2002 and for the period from July 9, 2001 to September 30, 2002, in accordance with the standards established by the American Institute of Certified Public Accountants.

A review consists principally of inquiries of Company personnel and analytical procedures applied to financial data. It is substantially less in scope than an examination in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles in the United States of America.

We have previously audited, in accordance with generally accepted auditing standards, the balance sheet as of December 31, 2001, and the related statements of operations, cash flows and changes in common shareholders' equity (deficit) for the period then ended; and in our report dated February 20, 2002, we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying balance sheet as of September 30, 2002, is fairly stated in all material respects in relation to the balance sheet from which it was derived.

/s/ De Visser Gray
CHARTERED ACCOUNTANTS
Vancouver, British Columbia
November 7, 2002

                        4FORGOLF, INC.
                       Balance Sheets
                            As at

                               September 30,    December 31,
                                   2002            2001
                                  (U.S.$)        (U.S.$)
                                (unaudited)      (audited)
                               ------------     -----------
A S S E T S
-----------
Current Assets
  Cash                             64,347         1,863
                                 ========      ========
L I A B I L I T I E S
---------------------
Current Liabilities
  Accounts payable                  5,667          500
                                 --------      --------

S T O C K H O L D E R S'   E Q U I T Y
--------------------------------------
Share Capital (note 3)

Authorized: 100,000,000
common shares, par value
$0.001 per share

Issued: 2,300,000 common
shares (December 31, 2001 -
1,000,000 common shares)            2,300        1,000

Additional paid in capital         67,700        4,000

Accumulated other
comprehensive loss                 (1,167)           -

Deficit accumulated during
the development stage             (10,153)      (3,637)
                                 --------      -------
                                   58,680        1,363
                                 --------      -------
Continuance of Operations
(note 1)                           64,347        1,863
                                 ========      =======

      Approved by the Director: /s/ David F. Knapfel

            See notes to the financial statements


                      4FORGOLF, INC.
   Statements of Operations, Deficit and Comprehensive Loss
    For the Nine-Month Period Ended September 30, 2002
(Comparative for the Period From Incorporation on July 9, 2001
                   to December 31, 2001)

                          Cumulative      For the     For the
                        Amounts From       Nine       Period
                           Date of        Months       from
                         Incorporation    Ended    Incorporation
                         (July 9, 2001) September  (July 9, 2001)
                         to September    30, 2002    to December
                          30, 2002                   31, 2001
                            (U.S.$)      (U.S.$)      (U.S.$)
                          (unaudited)   (unaudited)  (audited)
                          ------------   ---------  ------------
Expenses
--------
  Advertising and marketing    318          318           -
  Bank charges and interest    207           90         117
  Dues, fees and transfer
   agent                     5,271        4,651         620
  Professional fees          3,900        1,000       2,900
  Office rent                  457          457           -
                            ------       ------      ------

Net loss for the period    (10,153)      (6,516)     (3,637)

Deficit - beginning of
period                         -         (3,637)         -

Deficit - end of period    (10,153)      (3,627)         -
                            ------      -------       ------
Weighted average number
of shares outstanding                 1,400,000    1,000,000
                                      =========    =========
Loss per share                        $  (0.00)    $  (0.00)
                                       =======     ========
Comprehensive Loss
------------------
Net loss for the period   (10,153)       (6,516)     (3,637)
Other comprehensive loss   (1,167)       (1,167)          -
                           ------       -------     -------
Comprehensive loss for
the period                (11,320)       (7,683)     (3,637)

         See notes to the financial statements

                      4FORGOLF, INC.
                Statements of Cash Flows
       For the Nine-Month Period Ended September 30, 2002
(Comparative for the Period From Incorporation on July 9, 2001
                   to December 31, 2001)

                         Cumulative      For the     For the
                        Amounts From       Nine       Period
                           Date of        Months       from
                         Incorporation    Ended    Incorporation
                         (July 9, 2001) September  (July 9, 2001)
                         to September    30, 2002    to December
                          30, 2002                   31, 2001
                            (U.S.$)      (U.S.$)      (U.S.$)
                          (unaudited)   (unaudited)  (audited)
                          ------------   ---------  ------------

Cash Provided By (Used For):
---------------------------
Operating Activities
   Net Loss for the period   (10,153)      (6,516)    (3,637)

  Adjustment to
  reconcile net loss
  to cash provided by
  operations:
   - increase in accounts
     payable                  5,667        5,167        500
   - other comprehensive
     loss                    (1,167)      (1,167)         -
                           --------     --------   --------
                             (5,653)      (2,516)     (3,137)

Financing Activity
------------------
Proceeds from the issue
of share capital             70,000       65,000      5,000
                           --------     --------   --------
Net cash provided during
the period                   64,347       62,484      1,863

Cash - beginning of period     -           1,863        -
                           --------     --------   --------
Cash - end of period         64,347       64,347      1,863
                           ========     ========   ========


          See notes to the financial statements


                             4FORGOLF, INC.
                 Statements of Stockholders' Equity

                                                      Accumulated
                                                        Other           Total
                     Common   Additional  Accumulated Comprehensive Stockholders'
                     Stock     Paid-in      Deficit     Loss           Equity
                 (in millions)            Capital
                               (U.S.$)     (U.S.$)     (U.S.$)         (U.S.$)
                    ------------------------------------------------------------

Shares issued        1,000       4,000        -               -        5,000

Net loss from
July 9, 2001
to December 31,
2001                  -            -        (3,637)           -       (3,637)
                    ------------------------------------------------------------
Balance, December
31, 2001             1,000       4,000      (3,637)           -        1,363


Shares issued        1,300      63,700        -               -       65,000

Net loss from
January 1, 2002
to September 30,
2002                    -            -      (6,516)           -       (6,516)

Other
Comprehensive loss      -            -           -       (1,167)      (1,167)
                    --------------------------------------------------------

Balance,
September 30, 2002  2,300       67,700     (10,153)      (1,167)      58,680
                    ========================================================






                 See notes to the financial statements

                       4FORGOLF, INC.
                 (A Development Stage Company)
              Notes to the Financial Statements
For the Nine-Month Period Ended September 30, 2002 (unaudited) and for the period from the date of incorporation on July 9, 2001 to December 31, 2001

1.      BUSINESS OF THE CORPORATION AND GOING CONCERN
The Company was incorporated as 4ForGolf, Inc. in the State of Nevada, United States of America on July 9, 2001 under the Nevada Revised
Statutes, Chapter 78, Private Companies.

The Company's office is located in Vancouver, B.C. The Company is in its development stage and to date its activities have been limited to initial organization and capital formation.

The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business. The Company currently has no source of revenue. The ability of the Company to continue as a going concern is dependent upon its ability to raise substantial amounts of equity funds for use in administrative and investment activities.

Management believes that its current plans for future operations are reasonably capable of removing the threat to the continuation of its business during the next twelve months.

2.      SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES
These financial statements have been prepared in United States of America dollars using United States of America Generally Accepted
Accounting Principles.

Accounting Method
The Company records income and expenses on the accrual method.

Fiscal Year
The fiscal year end of the Company is December 31.

Earnings (Loss) Per Share
Basic earnings (loss) per share includes no dilution and is computed by dividing net income (loss) available to common shareholders by the weighted average number of common shares outstanding in the period. Diluted earnings per share reflects the potential dilution of securities that could occur if securities or other contracts (such as stock options and warrants) to issue common stock were exercised or converted into common stock. The Company has no outstanding stock options or warrants.




Financial Instruments
Unless otherwise indicated, the fair value of all reported assets and liabilities which represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Statement of Cash Flows
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Use of Estimates
The preparation of the Company's financial statements in conformity with United States Generally Accepted Accounting Principles requires the Company's management to make estimates and assumptions that effect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2.      SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (continued)
Foreign Currency Accounting
The Company's primary functional currency is the Canadian dollar.
Year- or period-end monetary assets and liabilities resulting from Canadian dollar-denominated transactions are recorded in U.S. dollars utilizing year- or period-end exchange rates, while transactions involving income and expense accounts are recorded using the average rates in effect during the period or year. Gains and losses arising from foreign currency transactions are included in current operations, while such items arising from the translation of non-U.S. dollar-denominated balances are separately disclosed on a current basis and are included on a cumulative basis, as a separate component of Stockholders' Equity.

3.      SHARE CAPITAL
Authorized
The authorized share capital consists of 100,000,000 shares of common stock with a par value of $0.001.

<TABLE
Issued:
                             Price per     Number     Amount
                               share        of        U.S.$
                               U.S.$       Shares
                             -------------------------------
Private placement              0.005    1,000,000     5,000
                             -------------------------------
Balance - December 31, 2001             1,000,000     5,000

Private placement              0.050    1,300,000    65,000
                             -------------------------------
Balance - September 30, 2002(unaudited) 2,300,000    70,000
                                        ====================

                         PART III


Items 1 and 2.   Index to and Description of Exhibits
----------------------------------------------------
The following exhibits marked with an asterisk and which are required to be filed herein, are incorporated by reference and can be found in their entirety in our original Form 10-SB registration statement, filed on October 11, 2002, under CIK Number 0001178156:

Exhibit No.       Description
----------        -----------
*   3(i)          Articles of Incorporation
*   3(ii)         Bylaws
   10.1           Agreement with Moreover Technologies, Inc.
   10.2           Agreement with Bravenet Web Service
   10.3           Agreement with Commission Junction
   10.4           Agreement with Tag-Board.com
   10.5           Agreement with Vstore Virtual Storefront Network
   10.6           Agreement with Fastclick.com
   10.7           Agreement with Arborwood Forums




                           SIGNATURES
                           ----------

In accordance with Section 12 of the Securities Exchange Act, the Registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  4ForGolf, Inc., a Nevada
                                  corporation

Date:  January 6, 2003             By:/s/ David Knapfel, President,
                                   CEO and Chairman of the
                                   Board of Directors

Date:  January 6, 2003             By:/s/ Dayna Wosk-Pipke, Vice
                                   President and Director

Date:  January 6, 2003             By:/s/ Allan Wasel, Secretary,
                                   Treasurer, CFO and Director